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                            June 28, 2022

       Nick Pointon
       Chief Financial Officer
       Arqit Quantum Inc.
       1st Floor, 3 More London Riverside
       London SE1 2RE , United Kingdom

                                                        Re: Arqit Quantum Inc.
                                                            Form 20-F for the
Year Ended September 30, 2021
                                                            Filed December 16,
2021
                                                            File No. 001-40777

       Dear Mr. Pointon:

               We have reviewed your June 15, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to the comment in our June 1, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       Notes to the Financial Statements
       1. General information and significant accounting policies
       Property, plant and equipment, page F-18

   1. We note your response to comment 1. Please refer to the guidance in Appendix A of
                                                        IFRS 16 and tell us how
you determined the lease term for the subject leases based on your consideration of
the following:
                                                            the enforceable
period of the leases, including the 90-day non-renewal notice period.
                                                            In order that we
may better understand your response, please provide us more
                                                            information
regarding the terms of the 90-day non-renewal notice period at the end of the initial term.
                                                               your assessment
upon the lease commencement as to whether it is "reasonably
 Nick Pointon
Arqit Quantum Inc.
June 28, 2022
Page 2
              certain" that you would exercise an option to renew or not exercise an option to terminate any of such leases based on the broader economics of the contract, including but not limited to your past practices regarding such leases and customer/user-specific contract conditions.



        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters.



FirstName LastNameNick Pointon                                 Sincerely,
Comapany NameArqit Quantum Inc.
                                                               Division of
Corporation Finance
June 28, 2022 Page 2                                           Office of
Technology
FirstName LastName